April 12, 2006


By facsimile to (212) 930-9725 and U.S. Mail


Mr. Frederic Scheer
President and Chief Executive Officer
Cereplast, Inc.
3421-3433 West El Segundo Boulevard
Hawthorne, CA 90250

Re:	Cereplast, Inc.
	Pre-effective Amendment 1 to Registration Statement on Form
SB-2
	Filed April 3, 2006
File No. 333-131853

Dear Mr. Scheer:

	We reviewed the filing and have the comments below.

General

1. Include in the prospectus the information that you gave us in response to prior comment 2:

* The $10 million amount of the periodic equity investment agreement or PEIA was negotiated between Cereplast, Inc. or Cereplast and Cumorah Capital, Inc. or CCI.

* Cereplast sought this amount because it believes that $10 million will satisfy its capital needs for approximately two years.

2. Your statement that "the Company does not believe it is appropriate to state whether it expects to utilize the entire $10 million" does not address the second sentence of prior comment 2. Based on disclosure in the eighteenth risk factor and the information that you gave us in response to prior comment 13, it appears unlikely that CCI will provide Cereplast the total dollar amount available under the PEIA. Thus, as requested previously, state in the prospectus whether you believe that CCI will provide Cereplast the total dollar amount available under the PEIA. Further, provide support for your belief.

3. Refer to prior comment 3. Please confirm that you did not use a placement agent.

4. We considered your response to prior comment 4 and are unable to concur that the items referenced in section 7.2(d) of the PEIA "are quantifiable and are not subject to discretion." Thus, we reissue the comment to tell us who determines whether Cereplast has complied with "all covenants, agreements and conditions" required by the PEIA and the registration rights agreement and what standard will be used.

Periodic Equity Investment Agreement, page 3

5. Refer to prior comment 10. As requested previously, explain here why Cereplast issued five million shares to CCI upon the PEIA`s execution. We note the disclosure on the prospectus` outside front cover page that the issuance represents a commitment fee.

6. Please disclose the information that you gave us in response to prior comment 11.

Use of Proceeds, page 11

7. Include in the prospectus the information that you gave us in response to prior comment 13:

* Cereplast has approximately 199,483,262 shares of common stock outstanding.

* At current market prices, Cereplast may request a maximum advance of $250,000 which would require the issuance of 360,750 shares of common stock.

* CCI`s 4.9% ownership limitation would restrict Cereplast from issuing in excess of 10,500,000 shares. Further, clarify whether the
10,500,000 share amount includes or excludes the five million shares issued to CCI upon the PEIA`s execution.

8. Please disclose the total amount of proceeds that Cereplast can receive under the PEIA.

9. Please separate this paragraph into two paragraphs so that investors may readily ascertain that the use of proceeds will be for general corporate purposes.

Selling Stockholders, page 32

10. Include in the prospectus the information that you gave us in response to prior comment 18: The Madison Trust and Mr.
Christopher
Stappas purchased in a private transaction with a third party shareholder the securities being offered for resale.

11. Refer to prior comment 21. Clarify that the term selling stockholders does not include CCI`s transferees, pledgees, donees, or successors.

Periodic Equity Investment Agreement, page 34

12. Include in the prospectus the information that you gave us in response to prior comment 23:

		Cereplast considered alternative financing methods,
including a private placement 		of shares to accredited
investors and a private placement of convertible debentures
	to private funds.  Cereplast elected to proceed with the
equity
line credit facility 			because the terms offered by
CCI,
including the extent of the discount at which it 			would
purchase its shares and, in turn, the dilution to Cereplast`s
shareholders, 			were more favorable for Cereplast as
compared to the other financings.

Exhibit 5.1

13. Refer to prior comment 28. The opinion`s revised third paragraph that 28 million shares are to be issued to the selling stockholder is inconsistent with disclosures in the prospectus. Disclosures in the prospectus state that:

* The three million shares being offered for resale by The Madison Trust and Mr. Christopher Stappas are outstanding.

* Cereplast issued five million shares to CCI as a commitment fee upon the PEIA`s execution.

* The remaining 20 million shares being registered for resale are issuable under the PEIA.

	Revise the opinion`s third paragraph so that it is consistent
with disclosures in the 	prospectus.

Closing

	File an amendment to the SB-2 in response to the comment. To expedite our review, Cereplast may wish to provide us three marked courtesy copies of the amendment. Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments. If
Cereplast
thinks that compliance with the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosure in the registration statement reviewed by us to ensure that they have provided all information investors require for an informed decision. Since Cereplast and its management are in possession of all facts relating to the disclosure in the registration statement, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      If Cereplast requests acceleration of the registration statement`s effectiveness, Cereplast should furnish a letter at the time of the request, acknowledging that:

* Should the Commission or the staff acting by delegated authority declare the registration statement effective, it does not foreclose the Commission from taking any action on the filing.

* The action of the Commission or the staff acting by delegated authority in declaring the registration statement effective does not relieve Cereplast from its full responsibility for the adequacy and accuracy of the registration statement`s disclosures.

* Cereplast may not assert our comments or the declaration of the registration statement`s effectiveness as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Cereplast provides us in our review of the registration statement or in response to our comments on the registration statement.

	We will consider a written request for acceleration of the registration statement`s effectiveness under Rule 461 of Regulation C under the Securities Act as confirmation that those requesting acceleration are aware of their responsibilities under the Securities
Act and the Exchange Act as they relate to the proposed public offering of the securities specified in the registration statement. We will act on the request and by delegated authority grant acceleration of the registration statement`s effectiveness.

	You may direct questions on comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or me at (202)
551-3767.

Very truly yours,





Jennifer R. Hardy
   Legal Branch Chief

cc:	Gregory Sichenzia, Esq.
	Stephen M. Fleming, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue of the Americas
	New York, NY 10018



Mr. Frederic Scheer
April 12, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE